                                 June 25, 1997


Via EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attention: Jonathan Gottsegan


     Re:  IntelliCorp, Inc.
          Registration Statement on Form S-3
     ---------------------------------------


Ladies and Gentlemen:

     Pursuant to Rule 473 of the Securities Act of 1933, as amended, the undersigned, on behalf of IntelliCorp, Inc. (the "Registrant"), hereby submits the following delaying amendment to the Registration Statement on Form S-3 filed on June 23, 1997 with the Securities and Exchange Commission covering 2,748,000 shares of the Registrant's Common Stock:

           "THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE."


                                 Very truly yours,

                                 INTELLICORP, INC.


                             By: /s/ Kenneth H. Haas
                                 -------------------
                                 Kenneth H. Haas
                                 President and Chief Executive Officer